UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35272

CUSIP NUMBER 597742105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MIDLAND STATES BANCORP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1201 Network Centre Drive

Address of Principal Executive Office (Street and Number)

Effingham, IL 62401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Midland States Bancorp, Inc. (the “Company”) is unable to file by the prescribed due date its Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the “Form 10-Q”) without unreasonable effort or expense because the Company is completing its evaluation of the accounting and financial reporting of third-party lending and servicing arrangements, including the collection and analysis of third-party documentation. In addition, the Company is completing an evaluation of whether there is an impairment to its goodwill, including obtaining valuation information from third parties. This process is ongoing and must be completed for the Company to file the Form 10-Q and its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”).

The Company does not expect to file the Form 10-Q on or before the expiration of the five calendar day extension period provided in Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company plans to file the Form 10-Q as soon as practicable following the filing of the Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric T. Lemke	(217)	342-2141
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2025, the Board of Directors of the Company, after discussion with management and the Company’s independent registered accounting firm, concluded that certain of the Company’s previously issued financial statements, including but not limited to its unaudited consolidated financial statements as of and for the period ended March 31, 2024, should no longer be relied upon because of errors identified in such financial statements.

The errors relate to the Company’s accounting for loans originated pursuant to third-party loan origination programs. These programs go back as far as 2012. As part of these programs, the third-party provider offered various credit enhancements with respect to loans originated under the programs, including contributions to reserve accounts, yield maintenance and certain other payments. Historically, the Company accounted for all borrower payments and credit enhancement payments under these programs on a single unit or net basis, with all such payments presented as interest income representing the Company’s effective yield on the portfolios. The Company has determined that these payments should instead be accounted for on a separate unit of account or gross basis, with loan yields and interest income recorded at the gross borrower loan rate, and credit losses and associated provisions for credit losses recorded on a gross basis over the life of the loans, and with all credit enhancement payments recorded separately as a credit indemnification derivative.

The changes referenced above are not expected to materially affect the Company’s tangible equity or regulatory capital ratios at March 31, 2024. However, the Company’s net income for the three months ended March 31, 2024 may be affected by the foregoing changes, due to the timing of when credit losses are provided and potential differences between the expected credit losses and the valuation of the credit indemnification derivatives, and could be affected by the Company’s evaluation of goodwill, as described below.

The Company is also completing an evaluation of whether there is an impairment to its goodwill, including obtaining valuation information from third parties. An impairment, if determined to exist, would not affect the tangible equity or the regulatory capital ratios of the Company.

The Company plans to restate such financial statements in the Form 10-K, which will also be reflected in the Form 10-Q.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the filing of the Form 10-Q and Form 10-K, and certain anticipated changes to its previously issued financial statements. Such forward-looking statements are subject to many risks and uncertainties, including the expected timing and results of the Company’s audit for the year ended December 31, 2024, the Company’s ongoing evaluation of whether there is an impairment to its goodwill, the fact that the completion and filing of the Form 10-K has taken, and may continue to take, longer than expected and other factors identified in the Company’s most recent periodic reports and other SEC filings, all of which are available on the Company’s website. The Company can provide no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

MIDLAND STATES BANCORP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 9, 2025	By:	/s/ Eric T. Lemke
		Name:	Eric T. Lemke
		Title:	Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).